EXHIBIT 99.1

Osisko Announces Preliminary Q1 2022 Deliveries, Record Cash Margin and Provides Portfolio Update

MONTREAL, April 12, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its first quarter 2022 deliveries, sales, cash margins and recent asset advancements.

PRELIMINARY Q1 2022 RESULTS

Osisko earned approximately 18,251 attributable gold equivalent ounces1 (“GEOs”) in the first quarter of 2022. This figure excludes 3,025 GEOs earned from the Renard diamond stream. As expected, production in the first quarter was impacted by the coldest months of the year, which reduced production at the Eagle mine. Production is expected to increase in the coming quarters as that seasonal effect dissipates and as ramp up of the Mantos expansion progresses. In addition, proceeds from the Renard diamond stream are not expected to be reinvested into the bridge loan starting in early May and, as such, revenues will be recognized again as attributable GEOs.

Osisko recorded preliminary revenues from royalties and streams of C$50.7 million during the first quarter and preliminary cost of sales (excluding depletion) of C$3.2 million, resulting in a record quarterly cash margin2 of C$47.5 million, or approximately 94% (97% excluding the Renard diamond stream).

Osisko will provide full production and financial details with the release of its first quarter 2022 results after market close on Wednesday, May 11th, 2022, followed by a conference call on Thursday, May 12th at 8am ET. More details are provided at the end of the release.

Sandeep Singh, President and CEO of Osisko commented: “Osisko had a very productive start to the year. We provided our inaugural 5-year growth outlook which highlights excellent organic growth, announced an agreement to acquire a metals stream on the high-grade Trixie Gold Mine in Utah, entered into a binding agreement with Metals Acquisition Corp. on a silver stream on the high-grade CSA mine in Australia, and closed a US$250 million equity financing. We look forward to the Trixie and CSA transactions closing in 2022.

We have previously guided that Q1 GEOs would be lower relative to the remainder of the year as the Eagle operation does not stack ore in the coldest 90 days of the year (January to March) and as other assets ramp up during the year, namely the Mantos expansion, the Ermitaño and Santana start-ups, and the reactivation of the Renard stream in early May. This bodes well for the remainder of the year, as we nonetheless benefitted from a record cash margin in Q1 due to strong gold prices and the inflation-protected nature of our business.”

PORTFOLIO UPDATE

CSA Mine Silver Stream

On March 17th, Osisko Bermuda Limited (“OBL”), entered into a binding agreement with Metals Acquisition Corp. (“MAC”) with respect to a US$90 million silver stream to facilitate MAC’s acquisition of the producing CSA mine in New South Wales, Australia. OBL has also provided MAC with an option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream, subject to MAC’s financing needs and the parties finalizing definitive terms and conditions. MAC has granted OBL a right of first refusal to purchase any royalties or streams on any asset owned by MAC for three years following the closing of the transaction.

From 2019 to 2021, average annual payable silver production at the CSA mine was ~431koz, or ~5,600 gold equivalent ounces per year*. The mine has a long track-record of reserve and resource replacement, with greater than 100% of mined reserves having been replaced since 2011. MAC is targeting a mine life of over 15 years from existing drill tested zones, with additional exploration potential from both near-mine and regional targets along a highly prospective geological trend within the 350km² property package. The stream is subject to the MAC transaction closing, which is expected in the third quarter of 2022. For more information, refer to Osisko’s press release dated March 17th, 2022 filed on www.sedar.com.

Canadian Malartic Update

Yamana Gold Inc. and Agnico Eagle Mines Limited (together the “Partnership”) have fifteen drills currently operating at site and approximately 137,000 meters of surface and underground drilling is planned to infill and expand mineral resources in 2022. The focus will be on aggressive infill drilling at the East Gouldie deposit to continue the conversion of Inferred mineral resources to Indicated mineral resources and to refine the geological model. Over 50% of the Inferred resource has been drilled to 75 meter centers with selected volumes drilled to 40 meters.

Recent drilling continues to define a second mineralized shear zone, the Titan zone, located parallel to and approximately 350 meters south of East Gouldie, expanding the mineralized footprint and providing a new, little tested target volume adjacent to East Gouldie. Ongoing reserve development and resource expansion is expected to extend the mine life beyond 2039 and highlights the potential for additional underground infrastructure, and hence production.

Osisko holds a 5% net smelter return (“NSR”) royalty on East Gouldie, Odyssey South, East Amphi and the western half of East Malartic and a 3% NSR royalty on Odyssey North and the eastern half of East Malartic. For more information, refer to Agnico Eagle Mines Limited’s press release dated February 23rd, 2022 filed on www.sedar.com.

Agnico Eagle: Additional Updates

On February 23rd, Agnico Eagle Mines Limited (“Agnico Eagle”) announced global production guidance and noted that the forecast for 2024 does not include potential production upside from pipeline projects such as the AK deposit, the Odyssey internal zones and the Akasaba project at the Goldex mine. Collectively, if developed, these projects could potentially add up to 100,000 ounces of gold production to the 2024 forecast. Osisko owns a 2% NSR royalty on the AK deposit, 2.5% NSR royalty on the Akasaba project and 3-5% NSR royalty on the Odyssey internal zones.

Following its merger with Kirkland Lake Gold Ltd., Agnico Eagle now owns the producing Macassa mine and mill and the Holt mining complex (approximately 60 kilometers northeast of Kirkland Lake). Agnico Eagle plans to evaluate the potential to integrate a number of satellite deposits with the existing infrastructure in the region including AK, Upper Beaver, Upper Canada, Anoki-McBean and Bidgood. Osisko owns a 2% NSR royalty on these deposits.

Agnico Eagle also noted that Upper Beaver has the potential to be a low-cost mine with annual production in the range of 150,000 to 200,000 ounces of gold and a moderate initial capital requirement. Agnico Eagle is evaluating various processing options including building a stand-alone mill and tailings facility at the Upper Beaver site or using an existing mill and tailings facility at either the Macassa mine or the Holt mining complex. For more information, refer to Agnico Eagle’s press release dated February 23rd, 2022 filed on www.sedar.com.

Mantos Completes Business Combination with Capstone

On March 23rd, Mantos Copper Limited completed its previously announced business combination with Capstone Mining Corp. to form Capstone Copper Corp. (“Capstone”). Capstone is a mid-tier copper producer with a diversified portfolio of high-quality, long-life operations in the Americas, including the Mantos Blancos copper-silver mine in Chile.

Capstone is currently completing a mill expansion at Mantos Blancos to increase sulphide throughput from 4.5Mtpa to 7.3Mtpa. Construction is complete and ramp-up is well underway. Annual deliveries of refined silver to Osisko over the first five years, once ramp-up is completed, are expected to average approximately 1.3 million ounces. Life of mine payable silver production is expected to total approximately 14.9 million ounces. A phase II expansion study is also underway reviewing the potential for a further throughput expansion from 7.3Mtpa to 10Mtpa.

Osisko holds a 100% silver stream on the Mantos Blancos mine with an ongoing transfer price equal to 8% of the spot silver price. For more information, refer to Capstone’s press release dated March 23th, 2022 filed on www.sedar.com

Victoria Gold Provides Guidance and Exploration Drilling Updates

On March 24th, Victoria Gold Corp. (“Victoria Gold”) announced 2021 production results for the Eagle gold mine, including 164,222 ounces of gold produced, representing a 40% increase in gold production compared to 2020. It also provided 2022 production guidance of between 165,000 and 190,000 ounces of gold.

The first quarter of 2022 should be the lowest quarter in terms of production at Eagle, given its seasonal nature with ore stacking on the heap leach pad curtailed during the 90 coldest days of the year from January to March. This period was also used for a planned six-week maintenance program on the crushing and stacking facilities.

Victoria Gold has initiated ‘Project 250’ aimed at increasing the average annual gold production of Eagle toward 250,000 ounces of gold during 2023. Detailed engineering and procurement of equipment are underway to enable construction to start in the second half of 2022.

On February 28th and March 1st, Victoria Gold announced assay results from the 2021 Dublin Gulch drill program on the Raven and Lynx targets. During the 2021 season, 20,000 meters of diamond drilling were completed across the claim package. The 2021 program successfully doubled the strike length of Raven to ~1.3 km, particularly to the west in an area covered by overlying metasedimentary rocks. Highlighted assay results from the first 19 Raven drill holes include 1.25 g/t gold over 70 meters and 1.74 g/t gold over 15.1 meters. In 2022, Victoria Gold is targeting an inaugural mineral resource estimate for Raven and an additional 20,000 meters of drilling.

Highlighted assay results from the first 6 holes on Lynx include 2.0 g/t gold over 32.3 meters and 3.42 g/t gold over 18.3 meters. Mineralization at the Lynx target resembles the Raven and Nugget deposits, and extends over a strike length of 600 meters while remaining open to the east, west, and at depth.

Osisko holds a 5% NSR royalty on Victoria Gold’s Dublin Gulch project including the Eagle gold mine, and the Raven and Lynx targets. For more information, refer to Victoria Gold’s press releases dated February 28th, March 1st and March 24th, 2022 filed on www.sedar.com.

Reserve Increase from Éléonore

On February 24th, Newmont Corporation (“Newmont”) reported a mineral reserve increase, net of depletion, of 560,000 ounces of gold at the Éléonore gold mine. Probable reserves now comprise 11.2Mt grading 5.05 g/t for 1.82 million ounces of gold. Newmont reiterated 2022 production guidance at Éléonore of 275,000 ounces of gold.

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on Newmont’s Éléonore gold mine, with a current rate of 2.2%. For more information, refer to Newmont’s the press release dated February 24th, 2022 filed on www.sedar.com.

Island Gold Expands Resources and Reserves

On February 22nd, Alamos Gold Inc. (“Alamos”) announced that the Island Gold mine mineral reserves and resources increased across all categories, including a 2% increase in mineral reserves and an 8% increase in Inferred mineral resources. An updated mine plan is set to be released mid-2022, incorporating an additional 1.2 million ounces of Inferred resources delineated since the completion of the Phase III Expansion study published in July 2020. The updated mine plan is also expected to incorporate higher-grade material in proximity to the planned shaft bottom earlier in the mine life. This change should contribute to a higher proportion of production coming from areas covered by Osisko’s 3% NSR royalty earlier in the mine plan versus production from areas covered by Osisko’s 1.38% NSR royalty. A total of $22 million is budgeted for exploration at Island Gold in 2022.

Osisko holds a 1.38% to 3% NSR royalty on Alamos’ Island Gold mine. For more information, refer to Alamos’ press release dated February 22nd, 2022 filed on www.sedar.com.

Seabee Mine Life Extended

On February 23rd, SSR Mining Inc. (“SSR”) announced a mine life extension at the Seabee mine to 2028. Seabee has been in continuous operation for 30 years and has a demonstrated track record of mineral reserve replacement that SSR expects to continue into the future. Exploration expenditures will be increased by 20% in 2022, and will focus on Santoy 8, Santoy 9, Gap Hangingwall, Shane, Joker and Porky.

Osisko owns a 3% NSR royalty on SSR’s Seabee Mine. For more information, refer to SSR’s press release dated February 23rd, 2022 filed on www.sedar.com.

New Lamaque Technical Study Highlights Significant Upside

On February 24th, Eldorado Gold Corporation (“Eldorado”) released the results of a new technical study for the Lamaque project, including increased gold production to over 190,000 ounces per year based on the Upper Triangle Reserves. The company also highlighted the potential to extend the life of mine by up to an additional 8.5 years at a production rate of approximately 180,000 ounces per year with production from Lower Triangle and Ormaque Inferred resources. These zones have now been evaluated in a preliminary economic assessment (PEA) and provide potential for significant production increases and opportunities for resource expansion.

On March 29th, Eldorado announced expansions to the Ormaque zone along strike and at depth, including 18.7 g/t Au over 6.6 meters. An exploration drift is currently being developed to access the upper Ormaque deposit from the Triangle-Sigma decline, which will facilitate a 16,900 meter infill and expansion drill program. Eldorado also announced a 37,000 meter drill program on the Bourlemaque property focusing on the Bevcon and Herbin targets.

Osisko holds a 1% NSR royalty over the Triangle, Plug 4, Parallel and Ormaque deposits, and a 2.5% NSR royalty over the Bonnefond, Bevcon, Herbin and River targets. For more information, refer to Eldorado’s press releases dated February 24th and March 29th, 2022 filed on www.sedar.com.

Osisko Development Financing, Tintic Acquisition and San Antonio Results

On January 25th, Osisko Development Corp. (“Osisko Development”) announced the proposed acquisition of Tintic Consolidated Metals LLC (“TCM”). On completion of the transaction, Osisko Development will acquire 100% ownership of the producing Trixie Mine, as well as mineral claims covering more than 17,000 acres in Central Utah’s historic Tintic Mining District. More than 2,300 underground samples collected over a 215 meter strike length at Trixie have an average grade of 93 g/t gold and 135 g/t silver. Osisko Development is targeting an increase in throughput from 45 tons per day to 500 tons per day by the end of 2024.

To facilitate Osisko Development’s acquisition of TCM, OBL has entered into a non-binding term sheet for a US$20-40 million stream on all metals produced from the Trixie Mine. If the full US$40 million upfront deposit is utilized, OBL will purchase 5% of all metals produced until 54,300 ounces of gold are delivered, and 4% thereafter. The stream amount will be reduced pro rata if the upfront deposit is less than US$40 million. Following the announcement of the acquisition of TCM, Osisko Development announced financings for gross proceeds totaling approximately C$251.5 million. Subject to the TCM acquisition and the closing of said financings, Osisko’s ownership in Osisko Development will be reduced from 75% to approximately 45%.

On February 28th, Osisko Development announced drill results on San Antonio. A total of 27,900 meters were completed on exploration and infill drilling on the Sapuchi, California and Golfo de Oro deposits. Highlights from Golfo de Oro include 1.55 g/t gold over 42.5 meters and 2.47 g/t gold over 21.2 meters. Highlights from Sapuchi include 2.19 g/t gold over 78.90 meters including 21.3 g/t gold over 3.2 meters. The Sapuchi, Golfo de Oro, and California Zones trend for approximately three kilometers and there are at least a dozen other targets at surface that remain unexplored or underexplored along a ten kilometer strike.

Osisko holds a 15% gold and silver stream on the San Antonio project. For more information, refer to Osisko Development’s press releases dated January 25th, February 28th, March 2nd, March 4th, and March 29th, 2022 filed on www.sedar.com.

Windfall Updates

On January 10th, Osisko Mining Inc. (“Osisko Mining”) provided an updated mineral resource estimate on the Windfall gold project (“Windfall”). Measured and Indicated resources are estimated at 3.2 million ounces of gold, an increase of 73%, at an average grade of 10.5 g/t. Inferred resources are estimated at 3.6 million ounces of gold at an average grade of 8.6 g/t. Osisko Mining continued to intersect very high grade intersections at Windfall in the first quarter of 2022, including 449 g/t gold over 2.3 meters and 56.5 g/t gold over 6.9 meters. Drilling also confirmed the Golden Bear discovery with 15.3 g/t gold over 3.5 meters and 10.5g/t gold over 2.4 meters. On March 23rd, Osisko Mining announced the discovery of a new gold zone near Lynx 4 that included intersections of 60.7 g/t gold over 5 meters and 76.4 g/t gold over 3.6 meters. A feasibility study is expected in 2022.

On February 28th, Osisko Mining announced that it entered into a memorandum of understanding with the Cree First Nation of Waswanipi (“CFNW”) for transport of hydroelectric power to the Windfall project. The CFNW will finance, build, own and operate a 120kV transmission line that will supply hydroelectricity to the Windfall project.

Osisko owns a 2% to 3% NSR royalty on Osisko Mining’s Windfall project. For more information, refer to Osisko Mining’s press releases dated January 10th and 25th, February 16th and 28th, and March 2nd, 23rd and 29th, 2022 filed on www.sedar.com.

G Mining Ventures Advancing Tocantinzinho

On February 9th, G Mining Ventures Corp. (“G Mining”) reported the results of an updated feasibility study for the Tocantinzinho gold project, located in Para State, Brazil. The updated study estimates average annual gold production of 196,000 ounces over the first five years and 187,000 ounces over the full 10.5 year mine life. G Mining hopes to secure project financing and make a construction decision by mid-2022.

Osisko holds a 1.75% NSR royalty on the Tocantinzinho project that is subject to a buy down of 1% (for a resulting NSR royalty of 0.75%). For more information, refer to G Mining’s press release dated February 9th, 2022 filed on www.sedar.com.

Hermosa Prefeasibility Study Results

On January 17th, South32 Limited (“South32”) provided results of a prefeasibility study on the Taylor deposit on the Hermosa Property. The study outlined an initial 22 year life of mine with a process design capacity of up to 4.3Mt per year. Based on the study schedule, and subject to a final investment decision and receipt of required permits, shaft development is expected to commence in 2024 with first production in 2027. The steady state annual metal production estimated by the prefeasibility study is 130,000 tonnes of zinc, 166,000 tonnes of lead and 8.7 million ounces silver.

The Clarke deposit, hosting Indicated resources of 33Mt of 9.39% Mn, 2.49% Zn and 110 g/t Ag, and Inferred resources of 22Mt of 8.64% Mn, 2.04% Zn and 110 g/t Ag is contemplated as a separate processing unit, producing a battery-grade manganese product that would be additional to the production of Taylor. The first phase of the prefeasibility on the Clark deposit to select the preferred development pathway is expected in late 2022.

Osisko holds a 1% NSR royalty on the Hermosa project (including Taylor and Clarke). For more information, refer to South32’s press release dated January 17th, 2022 on their website.

Gibraltar Reserve Update

On March 31st, Taseko Mines Limited (“Taseko”) announced a 40% increase to Proven and Probable reserves at its 75%-owned Gibraltar copper mine in central British Columbia. The updated reserve at Gibraltar underpins a 23-year mine life producing on average approximately 129 million pounds of copper and 2.3 million pounds of molybdenum annually. Taseko does not report the silver content of their reserve estimates.

Osisko holds a 100% silver stream on Taseko’s 75% share of production at Gibraltar. For more information, refer to Taseko’s press release dated March 31st, 2022 filed on www.sedar.com.

New Resource at West Kenya

On March 9th, Shanta Gold Limited (“Shanta”) reported a maiden Inferred resource on the Ramula target (within the broader West Kenya property) of 6.6Mt grading 2.08 g/t for 434,000 ounces of gold. Shanta management is reviewing an accelerated timeline to full economic assessment.

On February 28th, Shanta released drill results from the 31,484 meter drill campaign completed in 2021. Highlights included 3.9 meters of 17.8 g/t gold at Isulu and 3.2 meters of 16.1 g/t gold at Bushiangala. Osisko holds a 2% NSR royalty on Shanta’s West Kenya property. For more information, refer to the press releases dated February 28th and March 9th on Shanta’s website.

Resource Update at Oracle Copper

On March 3rd, Eagle Mountain Mining Limited (“Eagle Mountain”) reported an updated Inferred resource estimate on their Oracle Ridge project of 17Mt grading 1.48% copper, 15 g/t silver and 0.17 g/t gold. The current mineral resource does not include recently reported drill results, including 15 meters at 4.1% copper, 37 g/t silver and 0.53 g/t gold, and 30.7 meters at 2.54% copper, 22 g/t silver and 0.42 g/t gold. A further resource update is expected in Q4 2022.

Osisko holds a 3% NSR royalty on Eagle Mountain’s Oracle Ridge property. For more information, refer to press releases dated January 24th and March 3rd on Eagle Mountain's website.

Cornish Metals Financing

On March 28th, Cornish Metals Inc. (“Cornish”) announced an offering to raise up to £40.5 million including a strategic investment of £25 million by Vision Blue Resources, an investment company lead by Sir Mick Davis created to invest in green energy related metal and mineral resource companies. Net proceeds from the offering will be used to advance the South Crofty tin project, a fully permitted, former producing high-grade underground tin mine located in Cornwall UK. Work will include dewatering of the mine, resource drilling, completion of a feasibility study, evaluation of further downstream beneficiation opportunities, and on-site early works in advance of a potential construction decision.

Osisko holds a 1.5% NSR royalty on the South Crofty deposit and 0.5% NSR royalty on the United Downs deposit. For more information, refer to Cornish’s press release dated March 28th, 2022 filed on www.sedar.com.

ADDITIONAL HIGHLIGHTS

1)	First Majestic (2% NSR royalty on Ermitaño) successfully began underground ore production at Ermitaño.

2)	Minera Alamos’ (3% NSR royalty on Santana) announced optimization efforts provided positive impacts on mining and leaching activities at Santana.

3)	Western Copper and Gold (2.75% NSR royalty on Casino) intersected 0.37% Cu and 0.59 g/t Au over 148.23 meters within the HYP zone.

4)	OceanaGold (2% NSR royalty on WKP) intersected 39.1 g/t gold and 73.4 g/t silver over 10.3 meters at WKP.

5)	Westhaven Resources (2% NSR royalty on Shovelnose) declared a maiden Indicated resource of 10.6Mt of 2.32 g/t gold for 791koz and Inferred resources of 9.2Mt of 0.9 g/t for 263koz gold.

6)	Group 6 Metals (1.5% GRR on Dolphin) announced that construction activities commenced on the Dolphin Tungsten mine on King Island, Tasmania.

7)	Talisker Resources (1.7% NSR royalty on Bralorne) intersected multiple intervals including 38 g/t gold over 1.55 meters and 43.5 g/t gold over 1.3 meters.

8)	Calibre Mining (4% NSR royalty on Pan) intersected 1.02 g/t gold over 50.3 meters and 0.83 g/t gold over 34 meters at Pan mine.

9)	O3 Mining (≈0.45% blended NSR royalty on Marban after buybacks) increased open pit resources by 29% in the Indicated category at Marban.

10)	Aldebaran Resources (1% NSR royalty on Altar) intersected 19.08 g/t gold over 14.9 meters and 0.51% copper equivalent over 707.1 meters on the Altar property.

11)	Pacific Ridge Exploration (1.5% NSR royalty on Kliyul) reported 0.3% copper and 0.7 g/t gold over 316.7 meters and 0.28% copper and 0.5 g/t gold over 291.7 meters at Kliyul.

Q1 2022 RESULTS AND CONFERENCE CALL DETAILS

Osisko provides notice of the first quarter 2022 results and conference call details. Participants will be required to provide a passcode before joining the conference call as noted below.

Q1 2022 Results Release:	Wednesday, May 11th, 2022 after market close
Conference Call:	Thursday, May 12th, 2022 at 8:00 am EDT
Dial-in Numbers:	North American Toll-Free: 1 (888) 440-2180 Local and International: 1 (438) 803-0536 Access code: 1981388
Replay (available until May 27th at 11:59 pm EDT):	North American Toll-Free: 1 (800) 770-2030 Local and International: 1 (647) 362-9199 Access code: 1981388
Replay also available on our website at www.osiskogr.com

Notes:

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter-end adjustments, and may change materially.

(1)   Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2022	2021

Gold(i)	$1,877	$1,794
Silver(ii)	$24.01	$26.26

Exchange rate (US$/Can$)(iii)	1.2662	1.2660

                  (i)   The London Bullion Market Association’s pm price in U.S. dollars.
                  (ii)   The London Bullion Market Association’s price in U.S. dollars.
                  (iii)   Bank of Canada daily rate.

(2)   Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues from royalties and streams less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues from royalties and streams.

	Three months ended March 31, 2022
	All assets	Renard diamond stream	All assets, excluding the Renard diamond stream

Revenues	$50,689	$7,190	$43,499
Less: Cost of sales	$(3,181)	$(2,023)	$(1,158)
Cash margin (in dollars)	$47,508	$5,167	$42,341
Cash margin (in percentage of revenues)	94%	72%	97%

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko’s right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko’s business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company’s ongoing income and assets relating to determination of its “passive foreign investment company” (“PFIC”) status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by applicable law.